SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of January, 2004

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                            Form 40-F ☐

Enclosures:

1.               Nokia Press Release, January 16,  2004:

Nokia signs IT Helpdesk and Desktop support deal with IBM

2.               Nokia Press Release, January 16, 2004;

Nokia’s Home Communications unit within the Multimedia Business Group streamlines its activities

PRESS RELEASE

January 16, 2004

Nokia signs IT Helpdesk and Desktop support deal with IBM

Agreement enables Nokia to focus on core IT activities while benefiting from latest IBM service technologies

Nokia, the world’s leader in mobile communications, and IBM have signed an IT services agreement under which IBM will globally run IT Helpdesk operations as well as manage and develop Nokia’s desktop IT environment towards a more resilient model embracing advanced technologies and ongoing innovations.

The IT services agreement is valued at approximately 200 million Euros over a 5-year period. As part of this agreement around 430 people will join IBM from Nokia in 36 countries. The services under the agreement will be delivered in 57 countries.

“We have chosen to outsource the management of our desktop IT environment as part of an initiative to focus on core Business Infrastructure and IT activities and to improve service flexibility and cost efficiency, enabling a higher level of business agility. This agreement ensures that we benefit from IBM’s latest technologies for our businesses through on-demand services”, said Gordon Jack, Vice President, Business Infrastructure, Nokia.

“IBM sees this agreement with Nokia as a significant extension of our relationship with a valued customer,” said Peter Holland, General Manager, Service delivery, IBM EMEA. “IBM’s Workplace on demand solutions will enable us to further develop the desktop infrastructure technologies together with Nokia to benefit its transformation to a variable desktop services model. These services offer a way in which business customers can maintain equipment from desktops to mobile devices with consumption based pricing.”

The agreement is subject to competition authorities’ approval.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

About IBM Global Services

IBM Global Services is the world’s largest information technology services and consulting provider, generating over $36 billion in 2002. Approximately 180,000 professionals serve customers in over 160 countries, providing the entire spectrum of customers’ e-business needs — from the business transformation and industry expertise of IBM Business Consulting Services to hosting, infrastructure, technology design and training services.  IBM Global Services delivers integrated, flexible and resilient processes — across companies and through business partners — that enable customers to maximize the opportunities of an on-demand business environment.

Media enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

Nokia Americas

Communications

Tel: +1 972 894 4573

E-mail: communication.corp@nokia.com

IBM US

IBM Global Services Media Relations, US

Tel: +1 646 5986165

Mobile: +1 917 981 4193

E-mail: kelliga@us.ibm.com

IBM EMEA

IBM Global Services Media Relations, EMEA

Tel: +44 1947 897 632

Mobile: +44 (0) 7764 29047

E-mail: kennyg@uk.ibm.com

Nokia’s Home Communications unit within the Multimedia Business Group streamlines its activities

Nokia plans to streamline its digital TV receiver business due to slow market uptake. The global digital TV market has developed substantially slower than expected, especially in major markets. Furthermore, the market is affected by technology fragmentation and heavy price competition, resulting in an unprofitable business model.

Therefore, Nokia is adjusting its digital TV activities to match the current market situation and future expectations. The company will start co-operation negotiations with the aim of reducing the workforce by approximately 140 employees in the Home Communications unit, which is part of the Multimedia Business Group. Up to 90 of the planned personnel reductions will be in Finland and approximately 50 in other countries. The planned reductions concern all functions in the Home Communications unit. The negotiation process will aim to find, together with employees, alternative solutions and assignments for as many employees as possible within Nokia.

Despite this adjustment, the sales, marketing and customer support of Nokia digital TV receivers will continue as before.

Media Enquiries:

Nokia Corporation

Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2004	Nokia Corporation

By:	/s/ Ursula Ranin
	Name:	Ursula Ranin
	Title:	Vice President, General Counsel